191 Peachtree Street Suite 3300 Atlanta, GA 30303

September 24, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Post Effective Amendment No. 17 to the Registration Statement on Form N-1A filed July 9, 2010 and Post Effective Amendment No. 21 to the Registration Statement on Form N-1A filed on September 3, 2010 for the Roumell Opportunistic Value Fund (the “Amendments”).  The Roumell Opportunistic Value Fund (the “Fund”) is a series of the Starboard Investment Trust (File Nos. 333-159484 and 811-22298).

Ladies and Gentlemen:

On behalf of our client, Starboard Investment Trust (the “Trust”), below please find the Trust’s responses to the oral comments of Mr. Kevin Rupert, Examiner, Division of Investment Management, provided in a telephone conversation on September 2, 2010, regarding the Amendments.  Per Mr. Rupert’s request, his comments and the Trust’s responses to the comments are provided below.

1.           Comment: You requested that the Fund delete “for the Fund” from the headings in the fee table in the Summary Prospectus.

Response:  The Fund has made the change requested.

2.           Comment: You requested that the Fund delete all footnotes to the fee table in the Summary Prospectus except: (1) the footnote regarding the expenses being estimated and (2) for the footnote regarding the Operating Plan. With respect to the footnote regarding the Operating Plan, you requested that the Fund provide all of the information required by instruction 3(e) to item 3 to Form N-1A. You requested that the information provided in the footnotes be provided elsewhere in the Prospectus and that redemption fee information be added as a parenthetical in the table.  You also requested that the numbers underlined be modified to reflect the standard presentation.

Response: The Fund has made the changes requested.  Below is the revised Fee Table for the Fund reflecting the changes requested:

Shareholder Fees

(fees paid directly from your investment)

	Class A	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	4.50%	None
Redemption Fee (as a % of amount redeemed; charged upon any redemption of shares within 60 days of the issuance of such shares)	1.00%	1.00%
Exchange Fee	None	None

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Institutional Class
Management Fees	0.92%	0.92%
Distribution and/or Service (12b-1) Fees	0.25%	None
Other Expenses1	1.02%	1.02%
Total Annual Fund Operating Expenses	2.19%	1.94%
Fee Waiver and/or Expense Limitation 2	0.71%	0.71%
Net Annual Fund Operating Expenses	1.48%	1.23%

1. Since the Fund is newly organized, Other Expenses are based on estimated expenses for the current fiscal year at an average Fund net asset level of $20 million and are limited to a consolidated fee paid to the Fund’s administrator that covers the regular operating expenses of the Fund for an inclusive fee based on the Fund’s average daily net assets.

2. The Advisor has entered into an Operating Plan with the Fund’s administrator, through [___], 2011, under which it has agreed to assume certain fees of the administrator and Acquired Fund expenses to the extent such fees and expenses cause the Total Annual Fund Operating Expenses to exceed 1.48% of the average daily net assets of the Fund.  The Operating Plan may be terminated by either party at the conclusion of the then current term upon (i) written notice of non-renewal to the other party not less than sixty days prior to the end of the term, or (ii) mutual written agreement of the parties.  The Advisor cannot recoup from the Fund any amounts paid by the Advisor to the Administrator under the Operating Plan.
3.           Comment: You requested that the Fund use bullet points instead of numbers in the list in the expense example in the Summary Prospectus.

Response:  The Fund has made the change requested.

4.           Comment: You requested that the Fund confirm the numbers provided in the expense example in the Summary Prospectus.

Response:  The Fund has confirmed that the numbers provided in the expense example are accurate.

5.           Comment: You requested that the Fund move the definition of the “Advisor” from the beginning of the section “Principal Investment Strategies” to the first sentence of the first full paragraph in such section of the Summary Prospectus.

Response:  The Fund has made the change requested.

6.           Comment: You requested that the Fund add risks related micro-cap securities to the section “Principal Risks of Investing in the Fund” in the Summary Prospectus if it intends to invest in such securities as a part of its principal investment strategy.

Response:  The Fund has made the change requested.

7.           Comment: You requested that the Fund remove any risk factors provided in the section “Principal Risks of Investing in the Fund” related to investment strategies that will not be principal investment strategies in the current fiscal year or to add the securities referenced in the risk factor to the section “Principal Investment Strategies”.

Response:  The Fund has made the changes requested.

8.           Comment: You requested that the Fund add a statement that loss of money is a principal risk of investing in the fund to the introduction to the section “Principal Risks of Investing in the Fund” in the Summary Prospectus.

Response:  The Fund has made the change requested.

9.           Comment: You requested that the Fund change the phrase “may own fewer securities than diversified mutual funds” to “will own fewer securities than diversified mutual funds” in the second sentence in the section “Principal Risks of Investing in the Fund – Non-Diversified Fund Risk” in the Summary Prospectus.  You also requested that the Fund add a statement that non-diversified funds may have a more volatile NAV per share than diversified funds.

Response:  The Fund has made the changes requested.

10.           Comment: You requested that the Fund remove the second to last sentence in the section “Principal Risks of Investing in the Fund – Portfolio Turnover Risk” in the Summary Prospectus.

Response:  The Fund has made the change requested.

11.           Comment: You requested that the Fund add “and will cause shareholders to incur expenses of liquidation” to the last sentence in the section “Principal Risks of Investing in the Fund – New Fund Risk” in the Summary Prospectus.

Response:  The Fund has made the change requested.

12.           Comment: You requested that the Fund add “Currency gains and losses could occur regardless of the performance of the underlying investment” to the section “Principal Risks of Investing in the Fund – Currency Risk” in the Summary Prospectus.

Response:  The Fund has made the change requested.

13.           Comment: You requested that the Fund remove the section “Investment Policies and Risks” in the statutory Prospectus because it repeats what is already in the Summary Prospectus.

Response: The Fund has made the change requested.

14.           Comment: You requested that the Fund change the heading of the section “Other Investment Policies and Risks” to “Other Non-Principal Investment Policies and Risks” in the statutory Prospectus.

Response:  The Fund has made the changes requested.

15.           Comment: You requested that the Fund modify the last sentence of the section “Other Non-Principal Investment Policies and Risks – Changes to Investment Objective and Strategy” to include  a statement that sixty days’ written notice to shareholders is required to make changes to a Fund’s investment objective.

Response:  The Fund has made the change requested.

16.           Comment: You requested that a statement be added to the section “Management and Other Service Providers – Administrator” in the SAI that all service providers other than the Advisor are paid by the Administrator.

Response:  The Fund has made the change requested.

17.           Comment: You requested that the Fund explain in this response letter the mechanics of how acquired fund fees and expenses, if any, will be reimbursed to the Fund.

Response:  The administrator of the Fund will write the Fund a check in an amount equal to any Acquired Fund Fees and Expenses paid by the Fund on a monthly basis.

18.           Comment:  You requested that the Fund add the word “borrowings” to the parenthetical in the first sentence of the last paragraph in the section “Investment Limitations” in the SAI.

Response:  The Fund has made the change requested.

19.           Comment:  You requested that the Fund confirm that the Fund’s advisor, Roumell Asset Management, LLC (the “Advisor”), has assets under management of $248,613,270 as stated in the advisor’s Form ADV.

Response:  The Fund has confirmed that the Advisor had the asset under management stated as of when the information was provided in the Form ADV.  The Advisor’s current assets under management are approximately $280,000,000.

20.           Comment:  You requested that the Fund confirm that, if the Advisor sells shares of the Fund to its clients, it will do so based on whether or not such client can meet the minimum investment criteria for a given share class.

Response:  The Fund has confirmed that that, if the Advisor sells shares of the Fund to its clients, it will do so based on whether or not such client can meet the minimum investment criteria for a given share class.

21.           Comment:  You requested that the Fund add the word “all”  before the word “accounts” in the last sentence of the first paragraph in the section “Management of the Fund – Historical Performance of Accounts Similar to the Fund” in the statutory Prospectus.

Response:  The Fund has made the change requested.

22.           Comment:  You requested that the Fund remove the word “generally” from the second sentence in the third paragraph of section “Management of the Fund – Historical Performance of Accounts Similar to the Fund” in the statutory Prospectus.

Response:  The Fund has made the change requested.

23.           Comment:  You requested that the Fund remove the reference to taxes in the footnote to the table in the section “Management of the Fund – Historical Performance of Accounts Similar to the Fund” in the statutory Prospectus.

Response:  The Fund has made the change requested.

24.           Comment:  You requested that the Fund provide more information regarding the performance information provided in the section “Management of the Fund – Historical Performance of Accounts Similar to the Fund” in the statutory Prospectus.  You requested that the Fund:

(a)           confirm that all actual fees and expenses, including sales loads, were deducted from the performance shown;

(b)           confirm that the Roumell Advisor has all the supporting documentation in accordance with Rule 204-2(a)(16) of the Investment Adviser’s Act of 1940 for the performance shown;

(c)           describe the method used to calculate the performance shown;

(d)           state the average total return for the period shown;

(e)           explain how reinvestments and dividends were treated for purposes of the performance shown;

(f)           explain how the composite was calculated such as whether the largest accounts were used, all accounts used, etc.; and

(g)           state whether the performance shown was previously used in any advertising.

Response:  The Fund’s responses regarding the performance shown in the prospectus is below:

(a)           The Fund has confirmed that all actual fees and expenses, including sales loads, were deducted from the performance shown.

(b)           The Fund has confirmed that the Advisor has all the supporting documentation in accordance with Rule 204-2(a)(16) of the Investment Adviser’s Act of 1940 for the performance shown.

(c)           The method used to calculate the performance shown is described below.

The Advisor used time-weighted rate of return formulas to calculate the performance shown.  It used the Dietz method and the Bank Administration Institute (BAI) method, which are time-weighted rate of return formulas recommended by the CFA Institute (formerly known as the Association for Investment Management and Research (AIMR)) in its GIPS® (Global Investment Performance Standards) for the presentation of investment performance information.
For the period January 1, 1999 to December 31, 2004, the time-weighted return was computed using the Dietz method applied on a bi-monthly basis.  The cumulative returns were calculated by geometrically linking sub-period returns.  The Dietz method was used for this period because the TurboPort software system used by Raymond James used this method, and the Advisor’s client accounts were all custodied at Raymond James during this period.

For the period of January 1, 2005 to the present, the time-weighted rate of return the Advisor used to calculate performance was the method of calculation recommended by the Bank Administration Institute (Measuring the Investment Performance of Pension Funds, Bank Administration Institute, 1968). The BAI method was used for this period because the Advisor began to have client accounts custodied with firms other than Raymond James, so they had to switch to the Portfolio Center software system, which can be used with any custodian, and the Portfolio Center software system uses the BAI method. The BAI method requires the following data for the time period under consideration: (1) All additions of capital to the portfolio; (2) All outflows of capital from the portfolio; (3) The portfolio value before each addition or withdrawal; (4) The portfolio values for the endpoints of the measurement period (for example, month-end values during a quarter time period).  By convention, we assume that all deposits and withdrawals occur at the beginning of the day. Therefore, the portfolio value before a capital flow is the closing value of the portfolio on the day before the capital flow.

The Advisor has no control over the timing of additions to or withdrawals from the portfolio. Because the time-weighted return is not sensitive to the timing or size of deposits or withdrawals, it is the most effective rate of return to use when comparing the returns of: (1) Different portfolios; (2) A portfolio against an index or benchmark; (3) One manager against another.

Steps for computing the time-weighted rate of return:

1.	Divide the time span for which the return is to be computed into subperiods defined by capital flows into or out of the portfolio.
2.	Compute the simple return for each subperiod between capital flows.
3.	Link the returns for the subperiods to find the return for the total period.
4.	If necessary, convert the total period return to a compound annual rate.

Calculation:

The time-weighted rate of return is a set of smaller returns that are linked together using the geometric linking formula. In Portfolio Center, these smaller returns are typically IRR calculations for sub-period of one month, usually called “intervals”.

Sub Period Return Formula = (Ending Market Value /Beginning Market Value – 1) x 100

Linking Formula: Period Return:
Period Return = [(1+subperiod 1 return) x (1+subperiod 2 return) x … -1] x 100

(d)           The average total return for the 11 years shown is 11.24%.

(e)           The performance shown includes reinvested dividends and interest.

(f)           The accounts selected for use in the RAM Composite are all accounts (i) using an equity strategy as selected by the client, (ii) over which the Advisor has full discretionary authority and (iii) that have been open for at least one full quarter.

(g)           The performance shown was previously used in advertising.

25.           Comment:  You requested that the Fund remove the phrase “the length of time you expect to hold your investment” from the last sentence in the third paragraph of the section “Purchasing Shares” in the statutory Prospectus.

Response:  The Fund has made the change requested.

In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Please contact Tanya L. Goins at (404) 736-3641 with any questions or comments regarding this filing.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins